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                                                                    EXHIBIT 99.5

                        NON QUALIFIED STOCK OPTION PLAN

                                      OF

                    EMERGING TECHNOLOGIES CONSULTANTS, INC.

     1. The Corporation has created and adopted a Non-Qualified Stock Option Employee Benefit Plan (the "Plan") which shall be available to employees who have been employed by Corporation for a period of four years ("qualified employee"). The stock available for purchase pursuant to this plan is designated as "Class B Common Non Voting Stock" of the Corporation. The grant of the option for the purchase of stock to a qualified employee shall vest in twenty five percent installments for each full year of employment ("annual vested stock option"). An employee shall be given credit for all time of employment whether accrued prior to or subsequent to the adoption of the Plan. However, such employee shall receive no benefit for partial years of employment, if termination of employment occurs for any reason, with or without cause. Further, if any such employee shall voluntarily leave employment or be terminated for cause within four years of commencement of employment Corporation shall have the option to reacquire all such shares for the same consideration paid by employee at the time of the exercise of the option to purchase.

     2. A qualified employee shall be given written notice annually of the employee's right to exercise the annual vested stock option under this Agreement. The employee shall exercise the annual vested stock option by delivering an executed Share Option Agreement to the Corporation within 60 days from the date of notice. The qualified employee shall pay all consideration for the purchase of the annual vested stock within 30 days of the date of such exercise. In the event that such qualified employee shall not exercise his or her annual vested stock option within the said 60 day period or if such employee fails to fully pay the consideration
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within 30 days of the date of such exercise, then the annual vested stock option shall lapse subject to the cumulative right to reexercise that and any future annual vested stock option upon the next anniversary date of employment and annual notice to the qualified employee. However, all stock options of a vested employee shall be exercised, if at all, upon the earlier of the qualified employee's termination of employment or, if there be no termination of employment for any reason, then upon the fifth anniversary of commencement of employment and all rights to exercise stock options shall expire unless previously exercised in accordance with the Plan.

     By way of illustration of the above, if a qualified employee is entitled to a total of 4000 shares under the plan, the said employee's annual vested stock option shall be 1000 shares. In the event such employee chooses to exercise his or her annual vested stock option after the first anniversary of employment then such employee shall execute the Share Option Agreement within the 60 day period following notice and pay the sum of $500.00 (1000 shares x $.50) within 30 days thereafter. In the event such employee does not exercise his or her vested stock option within such 60 days of the notice required herein or pay the required consideration with 30 days of the exercise of the option then such option rights shall lapse until the next anniversary of employment at which time such employee shall be permitted to exercise the annual vested stock option for that annual period and for all prior periods not exercised.

     3. The shareholders and directors have assigned three hundred and fifty thousand (350,000.00) shares of Common Non-voting Class B stock available for such Plan, which shall be available to qualified employees in accordance with the terms of this plan and in accordance with the Schedule A attached. Nothing in this plan shall prevent Corporation from offering additional share options to employees either during the course of employment or as an incentive to undertake employment with the Corporation and such offerings, if any, shall be in the sole and

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absolute discretion of the Corporation. Such additional offerings shall not create further option rights to qualified employees under the Plan.

     4. Any such shares issued pursuant to the Plan shall bear the legend set forth below:

          THE SALE, TRANSFER AND ENCUMBRANCE OF THIS CERTIFICATE IS SUBJECT TO THE RESTRICTION SET FORTH IN DETAIL IN THE EMPLOYEE BENEFIT PLAN DATED MAY 28, 1999 AND ON FILE OR AVAILABLE FOR INSPECTION IN THE OFFICE OF THE SECRETARY OF THE CORPORATION. SHAREHOLDERS MAY OBTAIN, ON WRITTEN REQUEST AND WITHOUT CHARGE, A COPY OF THIS DOCUMENT AT CORPORATION'S OFFICE AT 131 GAITHER DRIVE, SUITE F, MT. LAUREL, NEW JERSEY 08054.

     5. A share Option Agreement is annexed hereto, the terms of which are expressly incorporated herein. This shall be the form executed by the Corporation and qualified employee upon qualification and vesting of the rights under this plan. The Corporation reserves the right to amend the plan or form of Share Option Agreement from time to time as shall be necessary or advisable in the sole and exclusive determination of Corporation.

     6. The initial share option price shall be designated at $0.50 per share but may be revised and amended from time to time by the Voting Shareholders and Board of Directors of Corporation in the discretion of the Voting Shareholders and the Board of Directors.

     7. In the event Corporation is acquired, consolidated or merged into any entity ("successor entity") in exchange for equity interests in the acquiring, consolidating or merged entity the employee shall receive an equivalent equity interest in such entity. In the event that such acquisition, consolidation or merger is done in exchange for a combination of equity

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interests in such successor entity and cash, the shares held by such employee pursuant to the Plan shall receive a proportionate share of cash and equity interest in exchange for the employee's shares.

     8. The shares purchased by an employee pursuant to the Plan shall be subject to applicable State and Federal law and regulation.

     9. The Corporation expressly retains the right to create alternate entities to own and manage certain aspects of the Corporation's business including but not limited to any "software product" now or hereafter developed by Corporation. Corporation shall be free to create such alternate entities and to transfer such portion of the corporation's assets without obligation to compensate any such shareholder or shareholders for such loss of value, if any, resulting from such transfer of assets.

Dated: May 28, 1999


                         EMERGING TECHNOLOGIES CONSULTANTS, INC.

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